Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

E-mail: tpuzzo@msn.com / Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

April 27, 2016

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharkReach, Inc. (the "Company") Current Report on Form 8-K Filed October 13, 2015 File No. 1-37579

Dear Mr. Spirgel:

We hereby submit the information in this letter on behalf of our client, the Company, in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated March 17, 2016. Amendment No. 2 to the Company's referenced Form 8-K was filed with the Commission via EDGAR on or about April 27, 2016.

The Staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form 8-K.

General

Your filing discloses a reverse-merger transaction between Online Secretary, Inc., a shell company, and SharkReach, Inc., a privately-held corporation. It is unclear from your risk factor on page 11 whether you remained a shell company following the merger. If you remained a shell company, please amend to prominently disclose that you remained a shell company following the merger, and include the appropriate financials statements of SharkReach as required by Item 9.01 of Form 8-K. However, if you believe that following the merger, you were no longer a shell company, please amend to include the disclosure required by Items 5.06 of Form 8-K, Change in Shell Company Status and 9.01, Financial Statements and Exhibits. Such added disclosure should include complete Form 10 information required under section (f) of Item 2.01 of

Form 8-K.

Company response: The Company believes that it remained a shell company immediately subsequent to the acquisition of assets disclosed in the Form 8-K, and that audited financial statements would be required by Item 9.01 of Form 8-K. Accordingly, the Company has filed audited financial statements as Exhibit 99.1 to the Form 8-K.

Additionally, in response to oral comments from the Staff, the Company has included disclosure on page 3, and revised the first risk factor on page 11, to clarify that the Company is a "shell company," as such term is defined under Rule 405 of the Securities Act of 1933, as amended, following its acquisition of assets pursuant to the Asset Purchase Agreement the subject of the Form 8-K.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo